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                                  CELANESE AG          Building F 821
INVESTOR INFORMATION              Investor Relations   D-65926 Frankfurt am Main

                                                       Joerg Hoffmann
                                                       Phone: +49 69 305 4508
                                                       Fax: +49 69 305 83195
                                                       J.Hoffmann@Celanese.com

                                                       Andrea Stine
MAY 9, 2000                                            Phone: +1 908 522 7784
                                                       Fax: +1 908 522 7583
                                                       A.Stine@Celanese.com


FIRST-QUARTER 2000 REPORT

-        ENCOURAGING FIRST-QUARTER PERFORMANCE - SALES UP 24%, EBITDA MARGIN
         REACHES 14%

-        RESTRUCTURING AND COST-REDUCTION EFFORTS YIELDING BENEFITS

- COMPETITIVE MARKET CONDITIONS AND RISING RAW MATERIAL COSTS PRESENT CONTINUING CHALLENGES

DEAR SHAREHOLDER

    After an extremely difficult year in 1999, we are pleased to be able to report good progress during the first quarter of 2000. All of our segments generated increases in earnings, and we have seen benefits from our restructuring measures and cost reduction programs across the board. Overall, our EBITDA margin (excluding special charges) as a percentage of sales improved from 8.8% in Q1 1999 to 13.9% in the first quarter of 2000. Currency movements added to revenues, but because the bulk of our costs are denominated in US dollars, the effect on profits was modest.

    Although there has been no let-up in hydrocarbon-based raw material cost pressures, there has been some improvement in selling prices. Imbalance between supply and demand is still a problem in some of our markets. In our Acetyl Products and Chemical Intermediates segments, which together make up more than 50% of total sales, our efforts to improve selling prices still lagged behind rising input costs.

    We are on target with our restructuring and productivity enhancement

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Date: May 9, 2000

programs, and we have shut five and are closing three more high-cost production facilities worldwide. We are also concentrating on building our core businesses, and in January, we successfully started up our acetate esters plant in Singapore to serve the growing Asian market. On an operating level, our priority remains to improve margins, and with this in mind, in addition to cutting costs, we are raising selling prices wherever possible. We are now implementing a number of increases announced during the past few months.

    Celanese has started the year fairly well. The strength of the global economy means that demand has remained high in volume terms. Nevertheless, the rise in the prices of some of our key raw materials shows no signs of abating. While we expect our near-term performance to be under pressure, we will continue to exert our efforts toward recovering these costs and further improving our operating efficiency.


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Date: May 9, 2000

FINANCIAL HIGHLIGHTS

                                                                                     CHG.
in (euro) millions                                   Q1 2000         Q1 1999          in %
                                                    --------        --------        --------
Net sales                                              1,191             958              24
EBITDA(1) excluding special charges                      165              84              96
EBITDA margin(2)                                        13.9%            8.8%
Special charges                                          (16)            (14)           n.m.
Operating profit (loss)                                   62              (9)           n.m.
Earnings (loss) before taxes                              62             (11)           n.m.
Net earnings (loss) of:

  continuing operations                                   22             (39)           n.m.
  continuing and discontinued operations                  11             (50)           n.m.

Capital expenditures                                      39              55             -29
Average shares outstanding (thou)                     55,915          55,915               0
                                                    --------        --------        --------

Net earnings (loss) per share (in (euro)) of:

  continuing operations                                 0.39           (0.70)           n.m.
  continuing and discontinued operations                0.20           (0.89)           n.m.
                                                    --------        --------        --------

                                                              MAR 31      DEC 31
in (euro) millions                                             2000        1999
                                                               -----       -----       -----
Total financial debt(3)                                          939         948          -1
Net financial debt(4)                                            831         570          46
Shareholders' equity                                           2,897       2,866           1
Total assets                                                   7,292       7,527          -3
                                                               -----       -----       -----

(1)      Earnings before interest, taxes, depreciation and amortization

(2)      EBITDA excluding special charges / sales

(3)      Short- and long-term debt

(4)      Total financial debt less cash & cash equivalents

n.m. = not meaningful


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Date: May 9, 2000



CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   CHG.
in (euro) millions                                   Q1 2000       Q1 1999         in %
                                                     --------      --------      --------
NET SALES                                               1,191           958            24
  Cost of sales                                          (981)         (811)           21
                                                     --------      --------
GROSS PROFIT                                              210           147            43

  Selling, general & administrative expense              (115)         (125)           -8
  Research & development expense                          (21)          (16)           31
  Special charges                                         (16)          (14)           14
  Foreign exchange gain (loss)                              2            (6)         n.m.
  Gain on disposition of assets                             2             5           -60
                                                     --------      --------
OPERATING PROFIT (LOSS)                                    62            (9)         n.m.

  Equity in net earnings of affiliates                      3            (2)         n.m.
  Interest expense                                        (16)          (30)          -47
  Interest & other income, net                             13            30           -57
                                                     --------      --------
EARNINGS (LOSS) BEFORE INCOME TAXES
  OF CONTINUING OPERATIONS                                 62           (11)         n.m.

  Income taxes                                            (39)          (26)           50
  Minority interests                                       (1)           (2)          -50
                                                     --------      --------
EARNINGS (LOSS) OF CONTINUING OPERATIONS                   22           (39)         n.m.

  Earnings of discontinued operations                       2           (11)         n.m.
  Loss on disposals of discontinued operations            (13)            0          n.m.
  Extraordinary expense, net of income tax                  0             0             0
                                                     --------      --------
NET EARNINGS (LOSS)                                        11           (50)         n.m.
                                                     --------      --------      --------

    Total sales increased 24%, and segment sales rose 25%. Shipments increased 7% and selling prices were also up 6%; the stronger dollar and the lower euro added 12% to sales.

    Gross profit increased 43%, and the gross margin improved from 15.3% to 17.6%. High rates of plant utilization improved profitability and selling prices were better, although prices still lagged somewhat behind the increases in input costs.

    Operating profit of (euro)62 million was significantly better than the loss of (euro)9 million in the 1999 first quarter. Special charges represented primarily severance costs and were in line with expectations. Included in operating profit
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Date: May 9, 2000

in 2000 was income of (euro)10 million relating to the settlement of an insurance claim.

    Interest expense of (euro)16 million was almost half the level of the year earlier. This decline reflected the significant reduction of debt last year. The reported tax rate during the quarter was 63%; adjusting for goodwill amortization and eliminating equity income, the tax rate was below 50%.

    The loss on disposal of discontinued operations of (euro)13 million was primarily related to the planned sale of Vintron. Continuing operations generated net earnings of (euro)22 million during the quarter as compared to a loss of (euro)39 million a year earlier.

    Net income during the quarter of (euro)11 million was equivalent to
(euro)0.20 per share and showed a strong improvement over the (euro)50 million loss in Q1 1999 ((euro)0.89 per share).


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CONSOLIDATED BALANCE SHEETS

                                                   MAR 31        DEC 31
in (euro) millions                                   2000          1999
                                                   ------        ------
ASSETS

CURRENT ASSETS:
  Cash & cash equivalents                             108           378
  Receivables, net                                  1,447         1,475
  Receivables from Hoechst & affiliates               138           123
  Inventories                                         646           588
  Deferred income taxes                                38           126
  Other assets                                         30            52
  Net liabilities of discontinued operations          (74)          (42)
                                                   ------        ------
TOTAL CURRENT ASSETS                                2,333         2,700

  Investments                                         593           580
  Property, plant & equipment, net                  1,988         1,932
  Deferred income taxes                               214           230
  Other assets                                        732           703
  Intangible assets, net                            1,432         1,382
                                                   ------        ------
TOTAL ASSETS                                        7,292         7,527
                                                   ------        ------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term borrowings and current
    installments of long-term debt                    342           429
  Accounts payable & accrued liabilities            1,777         2,096
  Liabilities to Hoechst & affiliates                  42            15
  Deferred income taxes                                15            16
  Income taxes payable                                215           235
                                                   ------        ------
TOTAL CURRENT LIABILITIES                           2,391         2,791

  Long-term debt                                      597           519
  Deferred income taxes                                57            69
  Other liabilities                                 1,328         1,259
  Minority interests                                   22            23
  Shareholders' equity                              2,897         2,866
                                                   ------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          7,292         7,527
                                                   ------        ------

    The increases in a number of balance sheet items including fixed assets and goodwill were primarily due to currency fluctuations. Inventories in the chemicals and acetate segments were somewhat higher than normal. The
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Date: May 9, 2000


decrease in cash and cash equivalents and the decline in accounts payable & accrued liabilities were principally due to cash outlays associated with special charges.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in (euro) millions                                                  Q1 2000     Q1 1999
                                                                    --------    --------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings (loss)                                                     11         (50)
  Earnings from operations of discontinued operations                     (2)         11
  Special charges, net of amounts used                                  (259)         (2)
  Depreciation & amortization                                             87          79
  Change in equity of affiliates                                           4           5
  Deferred income taxes                                                   97          (4)
  Gain on disposition of assets, net                                      (2)         (5)
  Gain on disposal of discontinued operations, net                         0           0
  Changes in operating assets and liabilities:
    Receivables, net                                                      31        (110)
    Inventories                                                          (36)         23
    Accounts payable, accrued liabilities & other liabilities           (109)         48
    Income taxes payable                                                 (36)        (55)
    Other, net                                                            27          23
                                                                    --------    --------
NET CASH USED BY OPERATING ACTIVITIES                                   (187)        (37)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:

  Capital expenditures on property plant & equipment                     (39)        (55)
  Acquisitions of businesses & purchases of investments                    0           0
  Proceeds from dispositions of assets                                     3           9
  Proceeds from disposals of discontinued operations                      37           0
  Proceeds from sales of marketable securities                            11          16
  Purchases of marketable securities                                     (24)        (18)
  Other, net                                                               0          (2)
                                                                    --------    --------
NET CASH USED BY INVESTING ACTIVITIES                                    (12)        (50)



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Date: May 9, 2000




CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

in (euro) millions                                         Q1 2000     Q1 1999
                                                           --------    --------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings from third parties, net                (124)         54
  Proceeds from long-term debt due to third parties              51           0
  Payments of long-term debt due to third parties                 0         (28)
  Short-term borrowings from Hoechst, net                         0          42
  Short-term borrowings from affiliates                          (2)          0
  Other net activity with Hoechst                                 0          24
  Other, net                                                      0          (2)
                                                           --------    --------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                (75)         90

  Exchange rate effects on cash                                   4           0
                                                           --------    --------
NET INCREASE (DECREASE) IN CASH & EQUIVALENTS                  (270)          3
                                                           --------    --------

Cash & equivalents at beginning of year                         378           0
                                                           --------    --------
Cash & equivalents at end of period                             108           3
                                                           --------    --------

NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS:

  Operating activities                                            2          (5)
  Investing activities                                           (1)        (11)
  Financing activities                                           (1)         19
                                                           --------    --------
NET CASH PROVIDED BY DISCONTINUED OPERATIONS                      0           3
                                                           --------    --------

    Cash flow from operating activities showed a net use of (euro)187 million, and this was primarily accounted for by the cash outflows related to special charges. Lower capital spending and higher proceeds from divestitures, principally Thermphos, reduced cash used in investing activities. Net cash used in financing activities mainly reflects payments on short-term debt. In total, cash and cash equivalents declined (euro)270 million during Q1 ending the period at (euro)108 million.


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SEGMENT PERFORMANCE

SEGMENT NET SALES

                                                                    CHG.
in (euro) millions                    Q1 2000       Q1 1999         in %
                                      -------       -------       -------
  Acetyl Products                         452           342            32
  Chemical Intermediates                  275           200            38
  Acetate Products                        155           154             1
  Technical Polymers Ticona               230           185            24
  Performance Products                    103            94            10
                                      -------       -------
SEGMENT TOTAL                           1,215           975            25
  Other activities                         10            11            -9
  Intersegment eliminations               (34)          (28)         n.m.
                                      -------       -------
TOTAL                                   1,191           958            24
                                      -------       -------       -------


FACTORS AFFECTING SEGMENT SALES

                                                   CUR-
in percent                      VOLUME   PRICE    RENCY    OTHER    TOTAL
                                -----    -----    -----    -----    -----
  Acetyl Products                   3       15       14        0       32
  Chemical Intermediates           25        2       11        0       38
  Acetate Products                -13        0       14        0        1
  Technical Polymers Ticona        15       -1       10        0       24
  Performance Products              1        2        7        0       10
  SEGMENT TOTAL                     7        6       12        0       25
                                -----    -----    -----    -----    -----


SEGMENT EBITDA(1) EXCLUDING SPECIAL CHARGES

                                                                   CHG.
in (euro) millions                       Q1 2000     Q1 1999       in %
                                         --------    --------    --------
  Acetyl Products                              51          39          31
  Chemical Intermediates                       29          24          21
  Acetate Products                             20           5        >100
  Technical Polymers Ticona                    48          26          85
  Performance Products                         18          10          80
                                         --------    --------
SEGMENT TOTAL                                 166         104          60
  Other activities                             (1)        (20)       n.m.
                                         --------    --------
TOTAL                                         165          84          96
                                         --------    --------    --------

(1) Earnings before interest, taxes, depreciation and amortization


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ACETYL PRODUCTS

                                                                                                        CHG.
in (euro) millions                                                        Q1 2000       Q1 1999         in %
                                                                          -------       -------        ------
Net sales                                                                    452           342            32
EBITDA excluding special charges                                              51            39            31
EBITDA margin                                                               11.3%         11.4%
Operating profit                                                              13            14            -7
Depreciation and amortization                                                 27            25             8
Capital expenditures                                                          21            18            17
                                                                          ------         -----         -----

    In the first quarter of the year, sales of Acetyl Products increased 32% as a result of a slight rise in volumes of 3%, 15% higher selling prices and favorable currency movements of 14%. Prices for acetic acid, vinyl acetate, polyols, and some other products are firming as the industry moves to pass on higher raw material costs. Despite persistent industry over-capacity, selling prices of acetate esters showed some improvement during the first quarter after being depressed for most of last year. The new 100,000 tonne acetate esters unit in Singapore started up successfully in January.

    Due to operating problems in the industry, there was some recovery in the price of methanol, but this may only be temporary as additional industry capacity is scheduled to come on stream in the near future. The run-up in natural gas prices is likely to have a significant impact on our costs in the second quarter particularly in methanol, and the spike in oil prices is being felt in higher costs for ethylene.

    The effects of our aggressive cost cutting activities are contributing to earnings. In particular, the shift in the production of acetic acid and acetaldehyde to larger, lower cost plants, which resulted in closures at Frankfurt, Celaya and Lillebonne, improved results. Special charges of (euro)11 million (none in 1999 Q1) reduced operating profit.


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CHEMICAL INTERMEDIATES

                                                                         CHG.
in (euro) millions                                Q1 2000    Q1 1999     in %
                                                  -------    -------    -------
Net sales                                             275        200         38
EBITDA excluding special charges                       29         24         21
EBITDA margin                                        10.5%      12.0%
Operating profit                                        7          6         17
Depreciation and amortization                          17         18         -6
Capital expenditures                                    4         14        -71
                                                  -------    -------    -------

    Sales volumes of intermediates increased 25% in the first quarter of 2000; selling prices were 2% higher and currencies added 11% to sales. First-quarter oxo volumes were up sharply from a year earlier largely because a plant turnaround at Bay City had affected the first quarter of 1999. Acrylate volumes also increased primarily as a result of the resale of product associated with the Dow acrylic acid project in eastern Germany which started up in December.

    Margins were depressed in acrylates due to the inability to pass through raw material price increases, but this was partially offset by the strong price and margin improvements in oxo. Cost reductions, especially in acrylates produced at Clear Lake, made a contribution to earnings. Special charges lowered operating profit by (euro)5 million as compared to none in Q1 1999. The outlook for acrylates remains very competitive and will be further strained by recent price increases announced for propylene. Both specialties and oxo products are showing some signs of improvement.

ACETATE PRODUCTS

                                                                         CHG.
in (euro) millions                             Q1 2000     Q1 1999       in %
                                              --------    --------     --------
Net sales                                          155         154            1
EBITDA excluding special charges                    20           5         >100
EBITDA margin                                     12.9%        3.2%
Operating profit (loss)                              2          (8)        n.m.
Depreciation and amortization                       17          12           42
Capital expenditures                                 5           9          -44
                                              --------    --------     --------

    The slight increase in net sales for the Acetate Products segment reflects a
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Date: May 9, 2000

volume decline of 13% which was more than offset by favorable currency movements of 14%; selling prices were flat year on year. Acetate flake sales volumes were lower due to decreased flake sales to the non-consolidated Chinese joint venture companies which increased their own production. In accordance with the usual seasonal pattern, shipments of tow were restrained in the first quarter but are expected to increase in the second. Cellulose acetate filament experienced a modest increase in volume while pricing remained weak.

    EBITDA increased as savings were realized from on-going cost reduction programs and restructuring benefits from the partial closure of the Rock Hill filament manufacturing operations. Operating profit was slightly reduced by special charges of (euro)1 million in both the 2000 and 1999 quarters.

TECHNICAL POLYMERS TICONA

                                                                          CHG.
in (euro) millions                                Q1 2000    Q1 1999      in %
                                                  -------    -------    -------
Net sales                                             230        185         24
EBITDA excluding special charges                       48         26         85
EBITDA margin                                        20.9%      14.1%
Operating profit                                       31         12       >100
Depreciation and amortization                          17         14         21
Capital expenditures                                    5         11        -55
                                                  -------    -------    -------

    The 24% increase in Ticona's first-quarter sales was due primarily to 15% higher volumes; selling prices declined slightly by 1%. The strengthening of the US$ against the euro added 10% to revenues. Although selling prices were slightly lower, erosion has recently moderated, and Ticona has announced additional price increases.

    Volume growth occurred in all market segments due to a combination of favorable economic conditions as well as successful market development of new applications. Sales into the automotive segment were favorable particularly due to growth in applications such as the Vandar(R) polybutylene terephthalate air bag program, polyacetal visor components and window lift mechanisms, polyester electrical connectors and ignition components and Fortron(R) polyphenylene sulfide sensors.

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    Polyacetal sales in Europe benefited from good market conditions as well as ongoing application development work. Automotive sales in particular in France and Italy were strong. Sales into the telecommunications segment were higher due to increased Vectra(R) liquid crystal polymers sales for systems in mobile telephones and internet networks. Polyacetal sales to the appliance segment were better for applications in mechanical parts in washing machines.

    The sharp improvement in EBITDA margin was mainly due to high volumes during the quarter. Cost increases for some raw materials have been offset by the implementation of cost reduction programs. The high first-quarter level of demand for some of Ticona's products may not be sustainable due to possible changes in consumer spending patterns.

PERFORMANCE PRODUCTS

                                                                          CHG.
in (euro) millions                                Q1 2000    Q1 1999      in %
                                                 --------   --------    --------
Net sales                                             103         94          10
EBITDA excluding special charges                       18         10          80
EBITDA margin                                        17.5%      10.6%
Operating profit (loss)                                 9         (8)       n.m.
Depreciation and amortization                           9         10         -10
Capital expenditures                                    3          3           0
                                                 --------   --------    --------

    At Nutrinova, a strong rise in volumes of both the high intensity sweetener Sunett(R) and sorbates was partly offset by a decline in prices. Sales of Sunett in the U.S. and Europe were especially strong. At Trespaphan, although volumes were lower as a result of the closure of the Swindon facility, higher prices and currency movements more than offset this.

    The improvement in EBITDA was due to the better performance of both businesses. At Trespaphan, the strategic repositioning in Europe is beginning to bear fruit. Sales were higher and overall costs were lower with cost reductions from the Swindon closure outweighing the adverse impact of higher raw material prices. At Nutrinova, the earnings increase was mainly due to the success of Sunett, which has recently also been approved for use in beverages, foods and tabletop sweeteners in Japan. Over-capacity and lower prices in the sorbates industry weighed on earnings. Segment operating profit in 1999 was

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Date: May 9, 2000



reduced by special charges of (euro)8 million (none in Q1 2000).

OTHER ACTIVITIES

    During the first quarter there was a settlement of a long-outstanding insurance claim which contributed (euro)10 million to EBITDA and operating profit.

OUTLOOK

    The first quarter was a good start to the year, and we are pleased with the success of our cost reduction efforts throughout the organization. Technical polymers began the year very well, however the robust pace of our markets could cool over the year. The raw material situation, especially as it relates to natural gas and propylene, is difficult, and while we are doing our best to pass these costs through, our markets remain very competitive. Accordingly, we are cautious as far as second-quarter results are concerned.

    Although start-up costs related to our new acetic acid plant in Singapore and the Topas(R) cycloolefin copolymers plant in Oberhausen will impact full-year results, we remain cautiously optimistic. We anticipate further benefits from our ongoing efforts to increase selling prices and reduced costs from our restructuring programs, and consequently we expect to achieve a positive operating profit for the year.

    The Board of Management

    Frankfurt am Main
    May 9, 2000


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Date: May 9, 2000




FOOTNOTES

    RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

    RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude Copley, Celgard, Dyneon, EO/EG, Millhaven, Targor, Thermphos, Vinnolit and Vintron which have been or are being discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

    FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 31, 2000. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

                                                               [CELANESE LOGO]

Page: 16 of 16
Date: May 9, 2000




NEXT ANNOUNCEMENT

    Results for the 2nd quarter of 2000 will be announced on August 7, 2000.

MEDIA RELATIONS

    Dr. Hans-Bernd Heier

    Phone:  +49 69 305 7112    Fax:  +49 69 305 84160
    H.Heier@Celanese.com

    Phillip Elliott

    Phone:  +49 69 305 33480    Fax:  +49 69 305 84160
    P.Elliott@Celanese.com

INVESTOR RELATIONS

    Joerg Hoffmann

    Phone:  +49 69 305 4508    Fax:  +49 69 305 83195
    J.Hoffmann@Celanese.com

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION

    Andrea Stine
    86 Morris Avenue
    Summit, NJ 07901, USA

    Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
    A.Stine@Celanese.com

    This quarterly report is also available in German.